BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and to the market that Mr. Carlos da Costa Parcias Jr., independent board member of BRF´s Board of Directors, submitted to the Chairman of the Board of Directors, Mr. Abilio dos Santos Diniz, his resignation letter due to personal reasons.

São Paulo, October 20, 2017

Lorival Nogueira Luz Jr.

Chief Finance and Investor Relations Officer